                                                                   EXHIBIT 99(a)



                         Report of Independent Auditors

Board of Directors
Principal Healthcare Finance Limited

We have audited the accompanying consolidated balance sheets of Principal Healthcare Finance Limited and subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Healthcare Finance Limited and subsidiaries at August 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.


                                                         /s/  Ernst & Young  LLP
Chartered Accountants
Jersey, Channel Islands


Date: December 23, 1998

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                                      YEAR ENDED AUGUST 31
                                                                    ------------------------
                                                                       1998           1997
                                                                    ---------      ---------
                                                                          (IN THOUSANDS)
         ASSETS
         Investments in real estate
           Real estate properties...........................        $ 377,332      $ 274,982
           Accumulated depreciation.........................          (11,391)        (4,294)
                                                                    ---------      ---------
                                                                      365,941        270,688
         Zero coupon investment.............................           28,997              -
         Other investments..................................            7,950          5,474
                                                                    ---------      ---------
                                                                      402,888        276,162

         Cash and short-term investments....................            5,354          6,188
         Accounts receivable................................           17,233          3,520
         Assets held for sale...............................                0          3,041
         Cash on deposit as collateral -- restricted........           17,452         18,056
         Notes receivable...................................            8,790              -
         Debt issue costs...................................           13,495              -

         Cost in excess of tangible assets acquired, net of
         $480 of amortization...............................           13,235         14,190
         Other assets.......................................            1,094            652
                                                                    ---------      ---------
         Total assets.......................................        $ 479,541      $ 321,809
                                                                    =========      =========
         Liabilities and Shareholders' Equity

         LIABILITIES:
           Accounts payable and other liabilities...........        $  10,838      $   5,456
           Revolving credit facility........................          117,625              -
           Deferred tax liability...........................           16,653         14,025
           Long-term borrowings.............................          287,017        205,581
           Loans from Omega (Worldwide in 1998).............           32,584         83,745
                                                                    ---------      ---------
         Total liabilities..................................          464,717        308,807

         Shareholders' equity:
           Class A common stock $.016 par value:
              Authorized -- 60,000,000 shares
              Issued and outstanding-- 10,000,000 shares in 1998
                 And 4,000,000 in 1997......................              161             65
           Class B common stock $.016 par value:
              Authorized -- 17,000,000 shares in 1997
              Issued and outstanding -- None in 1998 and
              6,000,000 shares in 1997......................                -             96
           Additional paid-in capital.......................           14,472         14,472
           Retained earnings deficit........................             (243)        (1,697)
           Foreign currency translation adjustments.........              434             66
                                                                    ---------      ---------
         Total shareholders' equity.........................           14,824         13,002
                                                                    ---------      ---------
         Total liabilities and shareholders' equity.........        $ 479,541      $ 321,809
                                                                    =========      =========

                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEAR ENDED AUGUST 31
                                                                       1998         1997          1996
                                                                    ----------  ------------   ---------
                                                                               (IN THOUSANDS)
         Revenue:
           Rental income....................................        $   47,542  $     16,722   $   8,248
           Mortgage interest income.........................                 -           103          86
           Other investment income..........................             3,500           187         164
                                                                    ----------  ------------   ---------
                                                                        51,042        17,012       8,498
         Expenses:
           Interest.........................................            34,572        12,403       7,421
           Provisions for depreciation and amortization.....             7,202         2,959       1,357
           General and administrative.......................             4,284         1,652         378
                                                                    ----------  ------------   ---------
                                                                        46,058        17,014       9,156

         Net income (loss) from operations..................             4,984            (2)       (658)

         Non-operating income...............................             1,406             -           -
                                                                    ----------  ------------   ---------
         Net income (loss) before income taxes and
           extraordinary charge from prepayment of debt.....             6,390            (2)       (658)
         Provision for income taxes:
           Current..........................................               184           202
           Deferred.........................................             2,099           509         168
                                                                    ----------  ------------   ---------
                                                                         2,283           711         168
                                                                    ----------  ------------   ---------
         Net income (loss) before extraordinary charge for
           prepayment of debt...............................             4,107          (713)       (826)
         Extraordinary charge from prepayment of debt.......            (1,985)            -           -
                                                                    ----------  ------------   ---------
         Net income (loss)..................................        $    2,122  $       (713)  $    (826)
                                                                    ==========  ============   =========
         Other comprehensive income, net of taxes:
           Foreign currency translation adjustment..........        $      368  $         57   $       0
                                                                    ==========  ============   =========

                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   YEARS ENDED AUGUST 31, 1998, 1997 AND 1996

                                                                                                                 ACCUMULATED
                                                CLASS A                 CLASS B        ADDITIONAL   RETAINED        OTHER
                                          ------------------     ------------------       PAID      EARNINGS    COMPREHENSIVE
                                          SHARES      AMOUNT     SHARES      AMOUNT    IN CAPITAL   (DEFICIT)       INCOME
                                          ------     -------     -------     -------   -----------  ---------   -------------
                                                                            (IN THOUSANDS)
         Issuance of Class A Common
              Stock as of June 28,
              1995.......................  1,500     $    24           -     $     -   $     1,489  $       -   $           -
         Foreign currency translation
             adjustment..................                                                                                   9
           Net loss for 1996.............                                                                (826)
                                          ------     -------      ------     -------   -----------  ---------   -------------
         Balance at August 31, 1996......  1,500          24           -           -         1,489       (826)              9
           Issuance of Class A Common
              Stock......................  2,500          41                                 3,994
           Issuance of Class B Common
              Stock......................                          6,000          96         8,989
           Dividends paid................                                                                (158)
           Foreign currency translation                                                                                    57
              adjustment.................
           Net loss for 1997.............                                                                (713)
                                          ------     -------      ------     -------   -----------  ---------   -------------
         Balance at August 31, 1997......  4,000     $    65       6,000     $    96   $    14,472  $  (1,697)  $          66
           Dividends paid................                                                                (668)
           Recapitalization..............  6,000          96      (6,000)        (96)
           Foreign currency translation                                                                                   368
             adjustment..................
           Net income for 1998...........                                                               2,122
                                          ------     -------      ------     -------   -----------  ---------   -------------
         Balance at August 31, 1998...... 10,000     $   161           0     $     0   $    14,472  $    (243)  $         434
                                          ======     =======      ======     =======   ===========  =========   =============



                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED AUGUST 31
                                                        ---------------------------------
                                                          1998          1997        1996
                                                        --------    ----------    -------
                                                                 (IN THOUSANDS)
         Net income (loss) before extraordinary
           charge from early payment of debt (which
           did not involve a cash outlay).............  $  2,122    $    (713)    $  (826)
         Adjustments to reconcile net income (loss)
           to cash provided by operating activities
           Depreciation and amortization..............     7,202        2,959       1,357
           Deferred tax provision.....................     2,099          509         168
           Change in operating assets and liabilities
              Accounts receivable.....................   (14,726)      (2,572)       (888)
              Accounts payable and accruals...........     3,111        2,542         930
         Foreign currency translation ................       201          120           7
                                                        --------    ---------     -------
         Cash provided by operating activities........         9        2,845         748

         INVESTING ACTIVITIES
         Acquisition of real estate...................   (96,447)     (60,716)    (91,071)
         Proceeds from disposal of real estate........     2,751            -           -
         Notes receivable.............................    (8,696)           -           -
         Quality Care Homes Plc acquisition...........                (54,728)          -
         Other investments............................         0       (6,566)     (9,851)
         Increase in cash on deposit as collateral....     1,257        1,243           -
         Proceeds from disposal of assets held for
          sale........................................     3,017            -           -
         Other........................................       999            -           -
                                                        --------    ---------     -------
         Cash used in investing activities............   (97,119)    (120,767)   (100,922)

         FINANCING ACTIVITIES
         Issuance of common stock.....................         -       13,472       2,317
         Proceeds from borrowings.....................   256,395       59,958      92,670
         Payments of borrowings.......................  (121,121)           -           -
         Early extinguishment of debt.................   (59,382)           -           -
         Borrowing under revolving credit
           facility...................................   116,366            -           -
         Short-term borrowings from (repayments to
           Omega and Worldwide........................   (53,596)      50,875       7,398
         Zero coupon investment.......................   (27,400)           -           -
         Debt issue costs.............................   (14,318)           -           -
         Dividends paid...............................      (668)        (158)          -
         Cost of raising capital......................         -         (634)     (1,614)
                                                        --------    ---------     -------
         Cash provided by financing activities........    96,276      123,513     100,771
                                                        --------    ---------     -------
         Increase (decrease) in unrestricted cash
           and cash equivalents.......................      (834)       5,591         597

         Unrestricted cash and cash equivalents at
           beginning  of period.......................     6,188          597           -
                                                        --------    ---------     -------
         Unrestricted cash and cash equivalents at
           end of period..............................  $  5,354    $   6,188     $   597
                                                        ========    =========     =======


                             See accompanying notes.

                      PRINCIPAL HEALTHCARE FINANCE LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Principal Healthcare Finance Limited (the "Company") was formed and initially funded in June 1995 by Omega Healthcare Investors, Inc. ("Omega"). In April 1998, Omega Worldwide, Inc. ("Worldwide") acquired a 33.375% interest in the Company from Omega. The Company's results of operations and cash flows from the date of incorporation to August 31, 1995 were not significant and are combined with the results for the year ended August 31, 1996. The Company is a Jersey, Channel Islands based company organized to purchase and lease back nursing homes in the United Kingdom. The Company maintains its records in British pounds sterling under accounting principles generally acceptable in the United Kingdom. The accompanying financial statements are based on generally accepted accounting principles in the United States and are stated in U. S. dollars.

    The consolidated financial statements of the Company include the accounts of the Company and all wholly owned subsidiaries after elimination of all material intercompany accounts and transactions.

CASH AND SHORT-TERM INVESTMENTS

    Short-term investments consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost which approximates fair value.

INVESTMENTS IN REAL ESTATE

    Investments in real estate properties are recorded at cost. The cost of the properties acquired is allocated between land and buildings based generally upon management's valuations and external appraisals. Depreciation for buildings is recorded on the straight-line basis, using 40 to 50 year estimated useful lives. The Company provides reserves for potential losses based upon management's periodic review of its assets and classifies these reserves as reductions to the related assets.

COST IN EXCESS OF TANGIBLE ASSETS ACQUIRED

    The excess of the sum of the purchase cost and the deferred tax liability recognized over the fair value of real estate and other tangible assets acquired in connection with the purchase of Quality Care Homes plc is amortized on a straight-line basis over a 30-year period. Amortization expense was approximately $452,000 and $22,000 in 1998 and 1997, respectively.

IMPAIRMENT OF ASSETS

    Impairment losses related to long lived assets, certain intangible assets and goodwill related to those assets are recognized when expected future cash flows are less than the carrying value of the assets. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate investments in relationship to the future undiscounted cash flows of the underlying operations. The Company adjusts the net book value of the leased assets and other long lived assets to fair value if the sum of the expected future cash flows is less than book value.

REVENUE RECOGNITION

    Rental income is recognized on a straight-line basis over the terms of the related master leases. Such income includes periodic increases based on predetermined formulas as defined in the master leases and mortgage loan agreements.

TRANSLATION

    Translation from British pounds sterling has been performed under the provisions of Financial Accounting Standards Board Statement No. 52 which provides that balance sheet amounts are translated at the year end exchange rate and income statement amounts are translated at the average annual rate. There are no material amounts of exchange gains or losses included in the results of operations for 1998, 1997 and 1996.

INCOME TAXES

    The Company is subject to UK income tax at a rate of 24% on its net rental income after deducting related expenses, including interest. The Company's subsidiary, Principal Healthcare Plc, is a UK resident company and is subject to UK corporate tax at a rate of 33%.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  REAL ESTATE PROPERTIES

    The Company's real estate properties, represented by 166 long-term care facilities at August 31, 1998, are leased under provisions of master leases with initial terms of thirty years. However, certain leases may be terminated after 10 or 20 years by exercise of a purchase option by the operator or upon giving proper notice. Purchase options are generally either at fair market value or at original purchase price increased by a stipulated annual percentage or by reference for annual increases in a price index. Substantially all of the master leases provide for minimum annual rentals which are subject to annual increases based upon changes in the Retail Price Index in the United Kingdom with certain minimum and maximum limits (generally 2% and 5%, respectively). There are no provisions for payment of contingent rentals by tenants. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties. A summary of the Company's investment in real estate properties is as follows:

                                                         AUGUST 31
                                                       --------------
                                                       (IN THOUSANDS)
                                                   1998             1997
                                                 --------        ---------
         Buildings...........................    $320,732        $ 233,736
         Land................................      56,600           41,246
                                                 --------        ---------
                                                  377,332          274,982
         Less accumulated depreciation.......      11,391            4,294
                                                 --------        ---------
         Total...............................    $365,941        $ 270,688
                                                 ========        =========

The following table summarizes the changes in real estate properties and accumulated depreciation during 1998, 1997 and 1996:

                                                     REAL ESTATE   ACCUMULATED
                                                     PROPERTIES   DEPRECIATION
                                                     ----------   ------------
                                                          (IN THOUSANDS)
         Balance at June 28, 1995................     $       -      $     -
         Additions for 1996......................        92,795        1,357
                                                      ---------      -------
         Balance at August 31, 1996..............        92,795        1,357
         Additions for 1997......................       182,187        2,937
                                                      ---------      -------
         Balance at August 31, 1997..............       274,982        4,294
         Additions for 1998......................        97,491        6,824
         Disposals for 1998......................        (2,783)        (175)
         Other, primarily currency adjustments...         7,642          448
                                                      ---------      -------
         Balance at August 31, 1998..............     $ 377,332      $11,391
                                                      =========      =======

    The future minimum rentals expected to be received at August 31, 1998 for the remainder of the initial terms of the leases are as follows:

                           (IN THOUSANDS)
          1999.........    $   42,798
          2000.........        43,658
          2001.........        44,531
          2002.........        45,422
          2003.........        46,330
          Thereafter...       939,849
                           ----------
                           $1,162,588
                           ==========

3.  INVESTMENT CONCENTRATIONS

    As of August 31, 1998, all of the Company's real estate investments related to long-term care facilities. The Company's real estate investments are operated by 11 companies, including Exceler Healthcare Services Limited (24% of amount invested) and Tamaris Plc (36% of amount invested). The Company's facilities are located in England (77% of amount invested), Northern Ireland (17% of amount invested) and Scotland (6% of amount invested). The following is a summary of the amounts invested and the number of facilities owned at August 31:

                                             1998                       1997
                                  ------------------------------------------------------
                                                 NUMBER OF                     NUMBER OF
                                    INVESTMENT   FACILITIES     INVESTMENT    FACILITIES
                COUNTY                AMOUNT       OWNED          AMOUNT         OWNED
          --------------------    -------------  ----------  ------------- -------------
                                  (IN THOUSANDS)           (IN THOUSANDS)
          Berkshire...........    $       3,780      2       $       3,648       2
          Cambridgeshire......            1,328      1               1,282       1
          Coventry............                -      -               2,865       1
          Cumbria.............            3,717      1               2,865       1
          Derbyshire..........            6,357      4               3,457       2
          Durham..............           46,693     19              49,977      21
          Essex...............            2,470      1               5,471       2
          Greater London......           11,136      3               5,713       2
          Greater Manchester..            4,038      2               3,898       2
          Hertfordshire.......            4,096      1               3,954       1
          Kent................            3,136      1               2,228       1
          Leicestershire......            3,349      1               3,233       1
          Lincolnshire........            6,662      3               6,431       3
          Merseyside..........            8,605      3               4,090       2
          Norfolk.............            5,052      3                 660       1
          North Ayrshire......            7,022      1               6,778       1
          North Humberside....            4,835      1               4,668       1
          North Lincolnshire..            1,170      1                   -       -
          North Yorkshire.....            7,510      4               1,987       2
          Northhamptonshire...            2,662      1               3,368       1
          Northhumberland.....            8,048      3               5,165       2
          Nottinghamshire.....           21,854     12              18,948      11
          Oxfordshire.........            6,270      3               6,052       3
          South Yorkshire.....            8,594      5               8,128       5
          Staffordshire.......           14,508     13              11,800       4
          Suffolk.............           10,618      4              10,249       4
          Tyne & Wear.........           43,511     18              41,193      18
          Warwickshire........            1,488      1               1,436       1
          West Midlands.......           20,920     12              17,530      10
          West Yorkshire......           21,574      6              18,258       5
                                      ---------  -----            --------     ---
            Total England.....          291,003    130             255,332     111


          Antrim..............           19,253     11                   -       -
          Armagh..............           11,034      4                   -       -
          Down................            7,889      2                   -       -
          Fermanagh...........            7,830      4                   -       -
          Londonderry.........           10,132      6                   -       -
          Tyrone..............            7,398      3                   -       -
                                      ---------  -----
            Total Northern
              Ireland.........           63,536     30                   -       -

          Dundee City.........           11,035      3              10,652       3
          East Lothian........            8,694      2               6,133       1
          Glasgow.............            3,064      1               2,865       1
                                      ---------  -----            --------     ---
            Total Scotland....           22,793      6              19,650       5
                                      ---------  -----            --------     ---
          Total...............        $ 377,332    166            $274,982     116
                                      =========  =====            ========     ===


    Pursuant to leases the Company's tenants provide liquidity deposits and letters of credit which generally represent monthly rent for a period of six months. Additional security from operators is provided by covenants regarding minimum working capital and net worth, liens on other operating assets of the operators, provisions for cross default and by corporate guarantees.

    Additional security with respect to the lease with Exceler Health Services Limited is provided in the form of a six-month letter of credit and a six-month payment guarantee by its ultimate parent, Sun Healthcare Group, Inc. (Sun), which is a public company and NYSE listed. Sun's payment guarantee is unconditional and non-cancellable for the term of the lease. Sun files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

    The following is condensed financial data pertaining to Tamaris Plc:

                                               YEAR ENDED MARCH 31
                                          ----------------------------
                                               1998           1997
                                          -------------   ------------
                                                (IN THOUSANDS)
                    Cash flows from:
                    Operating Activities..$    (14,148)         (4,874)
                    Financing Activities..      18,507          (9,844)
                    Investing Activities..      (8,960)         17,893
                    Net Revenues..........      59,158          31,172
                    Net Loss..............      (5,620)         (4,999)

                                               AS OF MARCH 31
                                          ---------------------------
                                             1998              1997
                                          -----------     -----------
                                                (IN THOUSANDS)
                    Total Assets..........$    74,697     $    22,016
                    Total Liabilities.....     42,527          15,902
                    Shareholders' Equity..     32,170           6,114

4.   NOTES RECEIVABLE

Notes receivable is comprised of the following (IN THOUSANDS):

                 Notes receivable from tenant            $ 5,998
                 Notes receivable from sale of stock       2,106
                 Other                                       686
                                                         -------
                                                         $ 8,790
                                                         =======

     The notes receivable from tenant and from stock sale relate to transactions with Baneberry (See Note 11). The Company has a conditional obligation to fund additional investment of approximately $8,360,000 with Baneberry, which would be in partial satisfaction of the note receivable from tenant of certain conditions are met. The advance will provide an interest initial yield of 10.8%.

     The estimated fair values of the Company's notes receivable approximates their face amounts. Face values are based on the estimates of management and on rates prevailing for comparable loans.

5.  BORROWING ARRANGEMENTS

     In October 1997, the Company obtained through a wholly owned subsidiary, a secured revolving credit facility permitting borrowings of approximately $250,000,000. As of August 31, 1998, $117,625,000 has been drawn on the facility. The facility matures on October 6, 2000 with each advance bearing interest at LIBOR plus 2% (9.6% at August 31, 1998). During March of 1998, the Company entered into an interest rate swap agreement with a maturity of 28 years. The swap agreement mitigates the Company's exposure to interest rate movements by effectively converting a portion of its revolving credit borrowings from variable to fixed rates. The net face amount of interest rate swap subject to fixed rates as of August 31, 1998 was $105 million. This agreement involves the exchange of fixed rate payments for variable rate payments. Fixed interest rate payments are at a rate of 6.36%. Variable rate payments are based on one-month British LIBOR (approximately 7.6%). Interest rate differentials paid or received under these agreements are recognized over the period as adjustments to interest expense. Gains and losses on terminated swap agreements are amortized over the term of the borrowing as adjustments to interest expense. The Company does not hold or issue interest rate swap agreements for trading purposes. Subsequent to August 31, the Company paid approximately $17 million associated with deferred cost to settle the hedge upon completion of permanent financing in 1999.

     The loans payable to Worldwide at August 31, 1998 consist of a short-term loan of $7,504,000 which bears interest at 9.25%, and a $25,080,000 subordinated loan which bears interest at 12.18% and matures in December 31, 2000. The estimated fair value of the subordinated loan at August 31, 1998 is $26,928,000. The carrying value of the short-term loan approximates its fair value. In connection with the subordinated loan, the Company provided warrants to acquire 10,000,000 shares of stock at (pound)1.50 (approximately $2.50) per share. These warrants expire June 30, 2001. At August 31, 1997, the subordinated loan was payable to Omega and temporary loans outstanding bearing interest at 9.25% totaled $59,537,000. These temporary loans were repaid in October from the initial draw under the secured revolving credit facility.

\    The following is a summary of other long-term borrowings all of which are sterling denominated:

                                                   AUGUST 31
                                             ----------------------
                                                1998         1997
                                             ---------     --------
                                                (IN THOUSANDS)
               Mortgage bonds..............   $250,800     $      -
               Secured bank loan...........     16,730       64,556
               Commercial mortgages........          -       34,588
               Acquisition finance loan....          -       55,245
               Loan notes and guarantees...          -       18,087
               Collateralized bank term
                 loan......................     11,127       18,181
               Overdrafts..................          -        6,854
               Subordinated loan...........      8,360        8,070
                                              --------     --------
                                              $287,017     $205,581
                                              ========     ========

    Substantially all of the real estate properties are collateralized by commercial mortgages and bank loans.

    On December 12, 1997, the Company completed a $250,800,000 ((pound)150,000,000) mortgage bond placement issued in two series. The first series of bonds with a balance of $167,200,000 ((pound)100,000,000) have a final maturity in 2025. The second series matures in 2027. The proceeds were primarily used to repay certain outstanding borrowings totalling $190,000,000 at the date of the offering. The bonds have a weighted average coupon of 7.52%

    The secured bank loan matures on August 25, 2000 and bears interest to maturity at rates fixed at the time each tranche of the loan was drawn down. The average rate fixed on funds drawn down as at August 31, 1998 and 1997 was 8.7% and 8.9%, respectively.

    The collateralized bank term loan is secured by restricted cash of $17,452,000, bears interest at 7.5% and matures on October 1, 2001.

    The subordinated loan is due for repayment on December 31, 2000 and bears interest over the remaining term of the loans at rates ranging from 12.1% to 12.9%. In connection with the loans, the Company provided warrants to acquire 3,333,333 shares of stock at (pound)1.50. These warrants expire June 30, 2001. The carrying amount and the estimated fair value of the loan at August 31, 1998 are $8,360,000 and $8,976,000, respectively.

The borrowings from commercial mortgages, the acquisition finance loan and the loan notes and guarantees were all repaid during the year from proceeds from the secured revolving credit facility. The interest on the commercial mortgages had varying interest rates ranging from 6.18% to 8.5%. The interest rate on the acquisition finance loan was 1% per annum over LIBOR. The interest rate on the loan notes and guarantees was 6.5% per annum.

    The principal payments for each of the five years following August 31, 1998 is set forth below (IN THOUSANDS):

                    1999.........    $   4,182
                    2000.........       21,275
                    2001.........       13,639
                    2002.........        1,304
                    2003.........            -
                    Thereafter...      250,799
                                     ---------
                                     $ 291,199
                                     =========

    Interest expense during 1998, 1997 and 1996 was approximately $34,572,000, $12,403,000 and $7,421,000, respectively.

    The estimated fair value of the Company's long-term borrowings at August 31, 1997 approximates their face amounts. The aggregate carrying value and fair value of borrowings at August 31, 1998 were $441,407,000 and $443,871,000, respectively. Fair values are based on the estimates of management and on rates currently prevailing for comparable loans.

6.  PURCHASE OF QUALITY CARE HOMES PLC NURSING HOME FACILITIES

    On June 30, 1997 the Company acquired all of the nursing home facilities of Quality Care Homes plc through the purchase of all of its outstanding common stock. The purchase price for net assets totaled $73,818,000, and it was funded by acquisition financing of $55,245,000, the issue of loan notes for $18,087,000 and cash. As a result of the expected disposal of the assets of the nursing home business, the Company effectively acquired only the nursing home facilities of Quality Care Homes, the predecessor operator of the facilities. The assets which were being held for sale during 1998 (started at the lower of carrying amount or fair value) were as follows (in thousands):

                 Land and buildings............. $ 4,524
                 Receivables and inventory.. ...   3,224
                 Cash...........................      23
                 Accounts payable and accruals..  (4,730)
                                                 -------
                 Assets held for resale......... $ 3,041
                                                 =======

    During 1998, these assets were sold, realizing net proceeds equal to the net carrying amount. No gain or loss was recognized from the sale. The disposal of these assets involved a concurrent execution of long-term triple-net operating leases with the purchaser. The assets acquired and liabilities assumed recorded at their estimated fair values follow (in thousands):

                Investment properties.................   $ 121,180
                Accounts receivable and inventory.....       3,309
                Cost in excess of tangible assets
                acquired..............................      22,231
                Cash (primarily restricted deposits)..      20,061
                Bank borrowings.......................     (23,826)
                Mortgages.............................     (36,140)
                Deferred income tax liability.........     (13,811)
                Accounts payable......................      (8,474)
                Other-- net...........................        (548)
                                                         ---------
                Net assets acquired...................   $  83,982
                                                         =========

7.  CAPITAL STOCK

    At a special meeting held January 15, 1998, the shareholders approved a recapitalization under which the distinction of Class B nonvoting stock was eliminated.

The Company has issued warrants to subscribe for additional shares as follows:

                                          NUMBER        EXERCISE
                                         OF SHARES       PRICE       EXPIRATION DATE
                                        ----------    -----------   -----------------
             Class A shares...........  1,666,666    (Pound)1.00   December 31, 2000

             Class A shares...........    750,000    (Pound)1.10   December 31, 2000

             Class A shares........... 13,333,333    (Pound)1.50   June 30, 2001

    As to the warrants which expire in December, 2000, no value was assigned at the date of issuance because the underlying securities were issued at their fair value at that date. As to the warrants which expire in June, 2001, the Company believes that the coupon rate for the subordinated debt was the prevailing market rate on the date of the loan, and therefore the face amount of the subordinated loans approximated its fair value on the date of issuance. In addition, the exercise price on these warrants significantly exceeded the fair value of the stock on the date of issuance since the warrants enabled the purchase of shares at (Pound)1.50, while the current value of the shares at that time was approximately (Pound)1.00. Based on these factors at the date of the borrowing, no value was ascribed to the warrants when they were issued.

8.  INCOME TAXES

    The provision for income taxes is as follows:

                                                             YEAR ENDED
                                                             AUGUST 31
                                                  -------------------------------
                                                    1998       1997        1996
                                                  -------    --------    --------
                                                         (IN THOUSANDS)
          Current
            UK income tax on net rental income..  $   184    $    266    $      -
            UK corporation tax credit...........        -         (64)          -
                                                  -------    --------    --------
                                                      184         202           -
            Deferred............................    2,099         509         168
                                                  -------    --------    --------

                                                  $ 2,283    $    711    $    168
                                                  =======    ========    ========

    The effective tax rate differs from the UK income tax rate primarily due to depreciation and amortization expense which is not deductible for tax purposes in the UK.

    The primary components of the Company's deferred tax liability are as follows:

                                                  AUGUST 31
                                               1998        1997
                                               ----        ----
                                               (IN THOUSANDS)
                   Deferred tax liability
                       Accounts receivable..  $  2,663   $   522
                       Real estate..........    13,811    13,331
                       Other................       179       172
                                              --------   -------
                                              $ 16,653   $14,025
                                              ========   =======

9. RELATED PARTY TRANSACTIONS

    The Company has an agreement with Worldwide under which Worldwide provides investment advice, portfolio monitoring, administration and advisory services to the Company. The agreement was formerly with Omega before Worldwide's acquisition of an interest in Principal. The Company pays an annual fee of 0.9% of the Company's invested assets (as defined) to Worldwide. The Company paid approximately $3,295,000 and $1,341,000 during 1998 and 1997, respectively.

    On February 26, 1998, a purchase/leaseback transaction with County Healthcare Limited, a company in which a director of the Company has an ownership interest, was completed at a purchase price of approximately $4,370,000. The lease has a term of thirty years and an initial yield of 10.75%. A loan of approximately $300,000 to County Healthcare (P2) Limited was closed on the same date. The loan is due 1 April 2002 and bears interest at 10.75%. The transaction was approved unanimously by the disinterested directors.

10. LOSS ON EARLY EXTINGUISHMENT OF DEBT

    In November, 1997 the Company borrowed $56,000,000 under its secured revolving credit facility to repay a portion of the $64,000,000 due under the secured bank loan agreement (see Note 5). As a result of the repayment of the bank loan, the Company paid prepayment fees and related expenses of approximately $1,985,000 and recorded such amount as an extraordinary charge from prepayment of debt.

11.  NON-OPERATING INCOME

    In July 1998, Principal sold its entire ownership interest in Baneberry Healthcare Limited (Baneberry) which it acquired as part of Baneberry's formation in November 1997. The Company realized sale proceeds of approximately $4,000,000, resulting in a gain of approximately $1,900,000, which is included in non-operating income. Of the ownership interest sold, 19.9% was sold to Worldwide, and included in non-operating income is approximately $500,000 related to the Worldwide sale.